Via Facsimile and U.S. Mail

March 9, 2006

Mr. Andrew K. Haste
Group Chief Executive
Royal & Sun Alliance Insurance Group plc
One Plantation Place, 9th Floor
30 Fenchurch Street
London EC3M 3BD, Great Britain

> **Re: Royal & Sun Alliance Insurance Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **File No. 001-15146**

Dear Mr. Haste:

We have reviewed your December 19, 2005 response to our November 28, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 103

1.   We note in your response to prior comment two that you base reserve calculations for long-tail, non-asbestos exposures in the early stage of claim development on prior year accident year loss ratios, changes to pricing mix of business and other factors. You base reserve calculations for such exposures in a later stage of claim development on methods, which incorporate a development pattern assumption. Please expand your proposed disclosure as follows.

   a. Describe and quantify the difference between early and later stage claim development.

      b. Describe and quantify the methods and key assumptions used for early stage claims by line of business.

      c. Describe and quantify the methods and key assumptions used for later stage claims, including the different development pattern assumptions by line of business.

      d. So that investors can better assess the volatility inherent in your reserve estimates, link your discussion of these expected development patterns to your explanation of changes in prior year reserve estimates as described in your response to comment four in your October 20, 2005 letter.

2.   Please refer to your response to prior comment two. Your proposed disclosure does not appear to adequately address our comment. We note that you determine asbestos reserves for US risks written in the UK and US risks written in the US on a "ground up" basis. However, you do not discuss the methods and key assumptions used in this "ground up" approach and appear to only provide a general list of factors contributing to uncertainty in this reserve determination process. Please expand your description of the reserve methodology for asbestos reserves for US risks written in the UK and US risks written in the US to include the following information.

      a. A more detailed description of this "ground up" approach covering the methodology and key assumptions. Clarify whether this approach was used at each reporting date or only at the initial reporting date. Describe any changes in this methodology during the periods presented.

      b. Claim data for asbestos risks similar to that described for your US workers compensation business in your response to comment three in your October 20, 2005 letter. Explain significant changes over the three year period in amounts per claim.

      c. A detailed description of the factors considered in reestimating the ultimate liability for cases that have significantly affected the changes in prior year reserve estimates for each period presented.

      d. The impact of these factors on case emergence rates expected in the future.

      e. Link this disclosure to your explanation of changes in prior year reserve estimates as described in your response to comment four in your October 20, 2005 letter.

3.   On page 11 of your response, we note that you propose certain new disclosure but have not provided related examples. Without examples it makes it difficult for us to evaluate the adequacy of your proposed disclosure. Please provide the following information in disclosure type format for both asbestos and non-asbestos reserves.

     a. Explain and quantify each of the significant factors that you considered in your adjustment of the initial actuarial point estimates to produce the final recorded reserves at December 31, 2003 and 2004.

     b. Explain and quantify those conditions deemed to be indicative of a long term trend that resulted in a reserving action at December 31, 2003 and 2004.

     c. Link your discussion of these adjustments to your explanation of changes in prior year reserve estimates as described in your response to comment four in your October 20, 2005 letter.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant